111 E. Wacker Drive, Suite 2800

Chicago, Illinois 60601

Tel 312.527.4000 Fax 312.527.4011

www.shefskylaw.com

Jeremy Stonehill

Direct: (312) 836-4032

Facsimile: (312) 275-7609

E-mail: jstonehill@shefskylaw.com

IN REFERENCE TO:

028620-00001

September 8, 2009

Mr. H. Christopher Owings

Assistant Director

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Comment Letter, dated September 4, 2009:

Vitacost.com, Inc. (the “Company”)

Amendment No. 5 to Registration Statement on Form S-1

(the “Registration Statement” or “Amendment No. 5”), File No. 333-143926

Filed August 24, 2009

Amendment No. 5 to Registration Statement on Form S-1

Selling Stockholders page 101

5.    Given the amount of shares being registered for sale on behalf of your Chief Operations Architect, Mr. Wayne F. Gorsek, in relation to your total outstanding shares after the offering, and Mr. Gorsek’s affiliation with you, please identify him as an underwriter. If you disagree, please provide us with a detailed legal analysis as to why Mr. Gorsek should not be identified as an underwriter. Please make sure that your analysis addresses the factors set forth in Compliance and Disclosure Interpretation, Securities Act Rules, Interpretive Responses Regarding Particular Situations, 612.09, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:

We respectfully submit that Mr. Wayne Gorsek, the Company’s founder, former Chief Executive Officer and current Chief Operations Architect, is not an underwriter under Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), for the following reasons:

Mr. H. Christopher Owings

September 8, 2009

•

As a condition for listing the shares of the Company’s common stock (the “Shares”) on The NASDAQ Stock Market (“NASDAQ”), NASDAQ has imposed the requirement, and the Company and Mr. Gorsek have agreed with NASDAQ, that Mr. Gorsek will own less than 20% of the total number of Shares outstanding upon completion of the offering and at all times thereafter. Thus, the amount of Shares being registered for sale on behalf of Mr. Gorsek in the offering is primarily related to the requirement for the Company to satisfy NASDAQ’s listing condition.

•

None of the factors in Compliance and Disclosure Interpretation, Securities Act Rules, Interpretive Responses Regarding Particular Situations, 612.09 (“Interpretation 612.09”) is present here. Mr. Gorsek has held 88% of the Shares he currently owns for more than fifteen years.[1] Except for two acquisitions of Shares representing (i) 3% of Mr. Gorsek’s Shares, which Mr. Gorsek received in relation to a damages settlement with a third party, and (ii) 9% of Mr. Gorsek’s Shares, which Mr. Gorsek received upon the exercise of incentive stock options for cash at least two years ago, all of the Shares that Mr. Gorsek holds were issued to him as the Company’s founder in connection with the formation of the Company in May 1994. Mr. Gorsek has retained the entire market risk of his investment in the Shares during the entire time and has neither held nor is he presently registering his Shares with a view towards distribution. Mr. Gorsek provided real and considerable value to the Company in payment for the Shares he received from the Company, and the strike price of all stock options was equal to or greater than what the Company believed to be the fair market value of the Shares at the date of grant. Furthermore, Mr. Gorsek is not engaged in the business of underwriting or selling securities. To the extent Mr. Gorsek sells Shares pursuant to the Registration Statement, he will retain all proceeds

1 Unless otherwise indicated, all Share numbers discussed in this response are based upon the following:

•	22,880,780 Shares outstanding as of June 30, 2009;

•	7,137,788 Shares held by Mr. Gorsek as of June 30, 2009;

•	2,350,000 Shares to be sold by Mr. Gorsek in the offering (assuming no exercise of the underwriters’ over-allotment option); and

•	3,000,000 Shares to be sold by Mr. Gorsek in the offering (assuming full exercise of the underwriters’ over-allotment option).

All Share numbers also reflect a four-for-five reverse stock split of the Shares to be completed immediately prior to the effectiveness of the Registration Statement, as disclosed in the Registration Statement. For a breakdown of the total number of shares outstanding upon completion of the offering, please see the table on page 8.

Mr. H. Christopher Owings

September 8, 2009

therefrom and will not contribute them to the Company (other than with respect to the repayment of approximately $1.4 million in principal amount of loans [2] from the Company, as disclosed in the Registration Statement). Mr. Gorsek will continue to serve as the Company’s Chief Operations Architect pursuant to NASDAQ’s conditions for listing.

Discussion

Interpretation 612.09 sets forth six factors that should be considered when evaluating the facts and circumstances of whether a selling stockholder is actually an underwriter selling on behalf of an issuer:

•	how long the selling stockholder has held the shares;

•	the circumstances under which the selling stockholder received the shares;

•	the selling stockholder’s relationship to the issuer;

•	the amount of shares involved;

•	whether the selling stockholder is in the business of underwriting securities; and

•	whether, under all the circumstances, it appears that the selling stockholder is acting as a conduit for the issuer.

1.    The Shares Have Come to Rest in the Hands of Mr. Gorsek, which is Inconsistent with Underwriter Practices

The total number of Shares that Mr. Gorsek holds represents 31.2% of the total number of Shares outstanding prior to the offering. Of these Shares, 88% were issued to Mr. Gorsek in May 1994 and the remaining 12% of his Shares were acquired:

a.    in October 2002, when Mr. Gorsek acquired 239,200 shares (representing 3% of the Shares Mr. Gorsek currently owns) from a third party unrelated to the Company in consideration for a settlement agreement Mr. Gorsek entered into with the third party and the Company, in which Mr. Gorsek released certain personal claims for damages against the third party; and

2 As disclosed on page 97 in the Registration Statement under the heading “Certain Relationships and Related Party Transactions,” approximately $1.2 million of the proceeds from these loans was used by Mr. Gorsek to fund the exercise price of the options referred to in this letter, which amounts bear simple interest at the rate of 7.25% per annum.

Mr. H. Christopher Owings

September 8, 2009

b.    in January 2007, when Mr. Gorsek exercised for cash common stock purchase options for 628,000 Shares (representing 9% of the Shares Mr. Gorsek currently owns). The stock options were issued to him as part of the Company’s incentive stock option plan, as set forth in the table below:

Year	Number of Shares	Exercise Price Per Share
2001	44,000	$0.156
2002	136,000	$0.156
2003	140,000	$1.875
2004	140,000	$2.50
2005	168,000	$3.125

Unlike an underwriter, which would typically purchase the securities shortly before reselling or engaging in selling efforts, Mr. Gorsek retained the entire market risk for 88% of his investment in the Shares for more than fifteen years and the remainder of his Shares for (i) six years and eleven months and (ii) two years and eight months. As a result, the Shares have come to rest in the hands of Mr. Gorsek and he has not held them with a view towards a distribution, which is inconsistent with underwriter practices.

2.    The Circumstances under which Mr. Gorsek Received the Shares Are Not Consistent with an Underwriting

Of the total number of Shares held by Mr. Gorsek, 88% were issued to Mr. Gorsek as founder’s shares in connection with the formation of the Company in May 1994 and 9% were issued to Mr. Gorsek in connection with the exercise of stock options granted to him as part of the Company’s incentive stock option plan. Mr. Gorsek provided real and considerable value in his role as a founder, officer, director or consultant of the Company in payment for the Shares issued to him in these transactions. In addition, the strike price of all stock options that the Company granted to Mr. Gorsek was equal to or greater than what the Company believed to be the fair market value of the Shares at the date of grant. The Company has not received cash consideration for the Shares issued to Mr. Gorsek in at least two years. The cash payments that were received were made in connection with the exercise price due upon the exercise of the stock options that the Company granted to Mr. Gorsek under the Company’s incentive stock option plan. Mr. Gorsek acquired the remaining 3% of his Shares from a third party unrelated to the Company, in consideration for a settlement agreement pursuant to which Mr. Gorsek released certain personal claims for damages against the third party.

Mr. H. Christopher Owings

September 8, 2009

Unlike the typical underwriting, in which the issuer issues securities to the underwriter for cash immediately prior to the offering at a price that is lower than the market price of the securities to compensate the underwriter for its selling efforts and underwriting risk, Mr. Gorsek received 97% of his Shares as compensation for his role as the Company’s founder and Chief Executive Officer and the remainder of his Shares in connection with the settlement agreement with a third party. As a result, the circumstances under which Mr. Gorsek received the Shares do not constitute an underwriting.

3.    Mr. Gorsek is the Company’s Founder and the Amount of Shares He is Registering to Sell in the Offering is Primarily Related to NASDAQ Requirements

Mr. Gorsek founded the Company and became its Chief Executive Officer and a member of its board of directors in May 1994. Since that time, he has developed knowledge of the nutritional supplement business through reading of scientific literature and dialogue with the Company’s scientific advisory board, and has conceptualized and implemented many of the products sold by the Company today. As discussed below, Mr. Gorsek resigned as Chief Executive Officer of the Company in January 2007 and served as a full-time consultant for the Company from January 2007 to July 2008 under a consulting agreement, as a condition to NASDAQ’s listing of the Shares. With NASDAQ’s approval, Mr. Gorsek was named the Company’s Chief Operations Architect in July 2008, and in June 2009, the board of directors of the Company limited Mr. Gorsek’s responsibilities to exclude the exercise of policy-making authority with respect to the Company. Mr. Gorsek works with the Company’s marketing, distribution, manufacturing, customer service and information technology departments to further the Company’s business plan.

As disclosed on page 70 of Amendment No. 5 to the Registration Statement, Mr. Gorsek was a registered representative and part-owner of a broker-dealer registered with the Securities and Exchange Commission (the “Commission”) from 1992 to 1996. In a civil complaint filed in 1999, the Commission alleged that Mr. Gorsek, in his role as an owner of a public relations firm, published research profiles which failed to disclose material information, which in turn served to artificially inflate the trading prices for shares of common stock of approximately 20 publicly-traded microcap companies.

On April 23, 2001, a U.S. District Court (the “Court”) found that Mr. Gorsek, acting through the public relations firm, engaged in fraud by failing to adequately disclose the receipt of compensation by the public relations firm (in the form of cash and securities) from the issuer clients whose securities were being recommended. Additionally, the Court found that in some instances, additional compensation by issuer clients (in the form of securities) would be granted to Mr. Gorsek through the public relations firm based on the performance of the issuer clients’ securities, and that the reports and profiles published by the public relations firm of the issuer clients were reprints of projections and target prices received from the issuer clients whose securities were being recommended. The Court further found that Mr. Gorsek, acting through the public relations firm, did not perform independent research on the issuer clients.

Mr. H. Christopher Owings

September 8, 2009

On April 23, 2001, the Court entered a summary judgment against Mr. Gorsek finding him liable for violations of the antifraud and anti-touting provisions of Sections 17(a) and (b) of the Securities Act, Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 10b-5 in connection with his work for the public relations firm. On May 28, 2002, following a bench trial, Mr. Gorsek was found liable for defrauding his brokerage customers in violation of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10(b)(5), thereunder.

In August 2002, Mr. Gorsek entered into a settlement with the Commission whereby Mr. Gorsek agreed to a permanent injunction from violating such laws in the future, a financial sanction of $250,000, a permanent bar from associating with any broker or dealer and a five-year bar from participating in any offering of a penny stock. The ban terminated in August 2007. Mr. Gorsek has no current plans, directly or indirectly, to participate in capital raising efforts of any penny stock issuer and continues to comply with all of the obligations required by the settlement.

In connection with filing its initial application for quotation on NASDAQ, NASDAQ required the Company to limit Mr. Gorsek’s role as an executive officer of the Company and reduce his significant Share ownership, as described under the heading “Business—Regulatory Proceedings” in the Registration Statement. Accordingly, in anticipation of the listing of the Shares on NASDAQ, Mr. Gorsek resigned from his position as Chief Executive Officer, effective January 29, 2007, and placed all of his Shares in a voting trust. Beginning January 29, 2007, the Company engaged Mr. Gorsek to serve as a consultant to the Company. To comply with NASDAQ’s conditions to list the Shares, the Company and Mr. Gorsek agreed that:

•

Mr. Gorsek may continue to hold his Shares personally so long, as upon and following completion of the offering contemplated by the Registration Statement, he owns less than 20% of the total number of Shares then outstanding;

•

Mr. Gorsek may not, directly or indirectly, acquire any additional Shares or stock options or other rights to acquire Shares, with the exception of Shares issuable pursuant to stock options currently outstanding;

•

any additional stock option grants to Mr. Gorsek must be made on the same terms and conditions as grants to other employees who provide similar services to the Company, in accordance with the Company’s equity compensation practices, policies and applicable plan documents and approved by the Company’s independent directors; and

•	the Company may employ Mr. Gorsek as its Chief Operations Architect, provided this position is not an executive or director position.

On September 2, 2009, NASDAQ also advised the Company that if the Company grants stock options to purchase Shares to Mr. Gorsek in the future, then following any such stock

Mr. H. Christopher Owings

September 8, 2009

option grants, Mr. Gorsek must continue to own less than 20% of the total number of Shares then outstanding, and after giving effect to the exercise in full of suck stock options.

NASDAQ has indicated that it is under no obligation to lessen or eliminate any of the foregoing restrictions, although it reserves the right to reconsider these restrictions in the future in its sole discretion. In July 2008, the Company hired Mr. Gorsek as its Chief Operations Architect, Mr. Gorsek agreed to own less than 20% of the Company’s outstanding Shares upon completion of the offering, and, accordingly, Mr. Gorsek’s voting trust agreement was terminated and all of his Shares were distributed to him. In advance of NASDAQ’s approval of the Company’s NASDAQ quotation application, as described on page 71 of Amendment No. 5 to the Registration Statement, Mr. Gorsek’s board-approved responsibilities were limited in June 2009 to assisting the Company with its marketing, distribution, manufacturing, customer service and information technology departments in an effort to further the Company’s business plan, and to exclude the exercise of policy-making authority. Additionally, Mr. Gorsek is not involved, directly or indirectly, in the preparation of the Company’s financial statements or any filing with the Commission or any other government agency. Mr. Gorsek does not provide assistance to any external or internal audit function, nor does he have any legal or regulatory compliance role or task related to the Company’s contemplated status as a publicly-traded company.

Upon the completion of the offering, Mr. Gorsek will own 17.4% of the total number of Shares then outstanding (14.7% of the total number of Shares then outstanding, if the underwriters exercise their over-allotment option in full). Mr. Gorsek has chosen to hold less than the 20% permitted by NASDAQ: (i) to allow for the possibility of his receipt of additional stock option grants by the Company in the future without inadvertently increasing his “deemed share ownership” to 20% or more, thereby jeopardizing the Company’s listing on the NASDAQ Global Market; and (ii) due to his desire for diversification in his investment portfolio. Accordingly, the amount of Shares being registered for sale on behalf of Mr. Gorsek in the offering is primarily related to NASDAQ’s requirement.

4.     The Amount of Shares to be Sold in the Offering

The table below sets forth the total number of Shares that the selling stockholders seek to register and sell in the offering, the total number of Shares that Mr. Gorsek seeks to register and sell in the offering and the number of Shares that these Shares represent as a percentage of the total number of Shares outstanding, taking into account no exercise or full exercise of the underwriters’ over-allotment option as disclosed on page 104 of Amendment No. 5 to the Registration Statement and as will be disclosed in Amendment No. 6 to the Registration Statement.3 The difference between the Share figures disclosed in Amendment No. 5 and Amendment No. 6 to the Registration Statement is attributable to an increase of approximately 67,000 Shares to be sold in the offering by selling stockholders other than Mr. Gorsek. As

[3]	See note 1, above.

Mr. H. Christopher Owings

September 8, 2009

disclosed in Amendment No. 5, the Company plans to offer 4,495,987 Shares in the offering (or 5,159,309 Shares if the underwriters’ over-allotment option is exercised in full). As will be disclosed in Amendment No. 6, the Company plans to offer 4,428,445 Shares in the offering (or 5,089,554 Shares if the underwriters’ over-allotment option is exercised in full)

	Amendment No. 5 to the Registration Statement (1)				Amendment No. 6 to the Registration Statement (2)
	Number of Shares Offered		Percentage Beneficially Owned		Number of Shares Offered		Percentage Beneficially Owned
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Selling Stockholders	6,504,013	7,490,691	23.7%	26.6%	6,571,555	7,560,446	23.9%	26.9%
Wayne F. Gorsek	2,350,000	3,000,000	17.4%	14.7%	2,350,000	3,000,000	17.4%	14.7%

(1)

Assumes 27,522,712 Shares outstanding upon completion of the offering (assuming no exercise of the underwriters’ over-allotment option and 28,191,096 Shares if the underwriters’ over-allotment is exercised in full).

(2)

Assumes 27,472,769 Shares outstanding upon completion of the offering (assuming no exercise of the underwriters’ over-allotment option and 28,139,541 Shares if the underwriters’ over-allotment is exercised in full).

5.    Mr. Gorsek is Not in the Business of Underwriting Securities

From 1992 to 1996, Mr. Gorsek was a registered representative and part-owner of a broker-dealer registered with the Commission. In 1996, Mr. Gorsek sold his broker-dealer. Mr. Gorsek has advised us that he has not been a registered broker dealer, or associated with a registered broker and has not been in the business, directly or indirectly, of selling or underwriting any securities since 1996.

6.    Under all of the Circumstances it Does Not Appear that Mr. Gorsek Is Acting as a Conduit for the Issuer

As discussed above, Mr. Gorsek is the founder of the Company and received his shares in connection with (i) the formation of the Company, (ii) stock option exercises occurring more than two years ago and (iii) a settlement agreement with a third party. He has retained the entire market risk for 88% of his investment in the Shares for more than fifteen years and for the remainder of his investment in the Shares for at least two years. He has not held and did not acquire the Shares with a view towards distribution. The Company has not received cash consideration for the Shares issued to Mr. Gorsek for more than two years and will not receive any of the proceeds from the Shares that Mr. Gorsek seeks to sell in the offering (other than the indirect receipt of net proceeds in connection with the repayment of loans, as disclosed in the Registration Statement).

Mr. H. Christopher Owings

September 8, 2009

Conclusion

Based on the factors discussed above, we are of the opinion that Mr. Gorsek is not an underwriter under Section 2(a)(11) of the Securities Act in connection with the offering. As discussed above, the large majority of the Shares that Mr. Gorsek seeks to sell in the offering is directly related to the agreement between the Company, Mr. Gorsek and NASDAQ in connection with NASDAQ’s quotation of the Shares. As the founder of the Company, the amount of time that Mr. Gorsek has held his Shares, the circumstances in which he received the Shares and the fact that he will retain the proceeds of the sale of his Shares in this offering are circumstances inconsistent with the factors that should be considered in evaluating whether a selling stockholder is actually an underwriter acting on behalf of an issuer as described in Interpretation 612.09. As a result, the Company respectfully submits that Mr. Gorsek is an underwriter.

Please contact the undersigned at (312) 836-4032 with any questions or comments you may have regarding this letter.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Jeremy Stonehill
Jeremy Stonehill